25002106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69147

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 04 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Falcon Square Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3701 Lake Boone Trail, Suite 100
(No. and Street)

Raleigh	NC	27607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Braxton Wall	919 825 1534	bwall@falconsquarecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Braxton Wall, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Falcon Square Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIEGO MURUZUMBAY
NOTARY PUBLIC
HARNETT COUNTY, N.C.
My Commission Expires 09-04-2028.

Notary Public

Signature: [signature]

Title: Partner

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Falcon Square Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Falcon Square Capital, LLC (the "Company") as of December 31, 2024, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2016.

Raleigh, North Carolina
February 27, 2025

FALCON SQUARE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Current Assets		
Cash and Cash Equivalents	$	113,516
Receivables from Clearing Organization	$	956,665
Receivables from Other Broker-Dealers	$	216,838
Deposits at Clearing Organization	$	113,793
Total Current Assets	$	1,400,812
Fixed Assets		
Furniture and Equipment	$	78,450
Less: Accumulated Depreciation	$	(76,741)
Total Fixed Assets	$	1,709
Other Assets		
Investments at Clearing Organizaiton	$	1,182,698
Prepaid Expenses	$	40,391
Total Other Assets	$	1,223,089
TOTAL ASSETS	**$**	**2,625,610**

LIABILITIES & MEMBER'S EQUITY

Current Liabilities		
Commissions Payable	$	956,832
Accounts Payable	$	27,878
Other Liabilities - Soft Dollar	$	263,845
Total Current Liabilities	$	1,248,555
Total Liabilities	$	1,248,555
Member's Equity	$	1,377,055
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**2,625,610**

The accompanying notes are an integral part of these financial statements.

FALCON SQUARE CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues		
Commissions	$	6,465,645
Underwriting Revenue	$	1,851,010
Unrealized/Realized Gain	$	51,242
Total Revenues	$	8,367,897
Expenses		
Employee Compensation	$	6,731,245
Clearing Charges	$	407,592
Professional Fees	$	172,384
Rent and Lease Expense	$	78,000
Regulatory Expenses	$	74,842
Research Expenses	$	823,112
Insurance Expense	$	104,568
Meals and Entertainment	$	2,477
Computer and Internet Expenses	$	76,436
Advertising and Promotion	$	6,917
Interest Expense	$	339
Dues and Subscriptions	$	1,878
Depreciation	$	854
Charitable Donations	$	3,800
Office Maintenance & Supplies	$	31,984
Trade Error Execution	$	10,783
Taxes	$	13,384
Training and Education	$	840
Travel	$	14,874
Bank Service Charges	$	2,381
Miscellaneous Expense	$	7,038
Total Expenses	$	8,565,728
Other Income (Expense)		
Interest Income	$	9,503
Other Income	$	275,327
Total Other Income (Expense)	$	284,830
Net Income	$	86,999

The accompanying notes are an integral part of these financial statements.

FALCON SQUARE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Member's Equity, January 1, 2024	$	1,152,231
Net Member Contributions for 2024	$	137,825
Net Income for 2024	$	86,999
Member's Equity, December 31, 2024	$	1,377,055

The accompanying notes are an integral part of these financial statements.

FALCON SQUARE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities:		
Net Income	$	86,999
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation	$	-
Cash Flows from Changes In:		
Receivables from Clearing Organization	$	(412,821)
Receivables from Other Broker-Dealers	$	(100,732)
Prepaid Expenses	$	(11,224)
Deposits at Clearing Organziation	$	87,155
Security Deposits	$	7,038
Commissions Payable	$	523,543
Accounts Payable	$	(55,198)
Other Liabilities - Soft Dollar	$	23,411
Net Cash Used by Operating Activities	$	148,171
Cash Flows from Investing Activities		
Purchases of Furniture and Equipment	$	855
Investments at Clearing Organization	$	(260,639)
Net Cash Used by Investing Activities	$	(259,784)
Cash Flows from Financing Activities		
Member Contributions	$	137,825
Net Cash Provided by Financing Activities	$	137,825
Net Increase in Cash and Cash Equivalents	$	26,212
Cash and Cash Equivalents, Beginning of the Year	$	87,304
Cash and Cash Equivalents, End of the Year	$	113,516

The accompanying notes are an integral part of these financial statements.

Falcon Square Capital, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Falcon Square Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). It is exempt from the provisions of SEC Rule 15c3-3 under Section(k)(2)(ii) of that same rule. The Company was incorporated in North Carolina on April 2, 2012 and granted membership to FINRA and MSRB in March 2013.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income States*. Under the provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2024. As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivables are collectible as of December 31, 2024. Therefore, no allowance for doubtful accounts has been recorded.

Soft Dollar

The Company ensures that any soft dollar arrangement with customers fall within the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934 (Section 28(e), as amended, which provides for the payment of research, brokerages, quote services and other expenses permissible by Section 28(e)).

Fixed Assets and Depreciation

Fixed assets are stated at cost. Depreciation is computed for financial statement purposes using the straight-line method, over the estimated useful lives of the related assets as follows:

Furniture	5 years
Equipment	5 years

Advertising

The Company expenses advertising production costs as they are incurred, and advertising communication costs the first time the advertising takes place. The advertising and promotion expenses for the year ended December 31, 2024 were $6,917.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU" No. 2014-09, *Revenue from Contracts with Customers ("ASU 2014-09")*, a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the new revenue recognition standard using the modified retrospective method on January 1, 2019. As a result of adoption, there was no cumulative impact to Company's member's capital as of January 1, 2019 and no impact to revenue for the year ended December 31, 2024.

NOTE 2 – REVENUE RECOGNITION

All revenue recognized on the Statement of Income is considered to be revenue from contracts with customers. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2024.

Performance obligations satisfied over time	$	0
Performance obligations satisfied at a point in time	$	8,316,655
Total Revenue	$	8,316,655

The following table depicts the disaggregation of the various types of revenue generated by the Company:

Commissions on fixed income securities transactions	$	6,465,645
Underwriting revenue	$	1,851,010
Total Revenue	$	8,316,655

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a national bank. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2024 in all accounts.

NOTE 4 – LEASES

The Company leases office space under a lease agreement in Raleigh, NC that began on 1/1/2016 and expired on 3/1/2023. The Company signed a new lease on 3/1/2023 that is month-to-month. Minimum lease payments on both the lease that expired on 3/1/2023 and the new current lease are made monthly in the amount of $6,500. Future minimum rental payments due under the cancellable lease total $6,500.

The Company had rental expense in the amount of $78,000 for the year ended December 31, 2024.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2024 the Company had excess net capital of $1,016,933. The Company's required minimum net capital is $100,000. At December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 111.80%.

NOTE 6 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 26, 2025 which is the date the financial statements were available to be issued.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the

same as those described in the summary of significant accounting policies. The Statement of Income presents the segment revenue and expenses for the year ending December 31, 2024.

SUPPLEMENTARY INFORMATION

FALCON SQUARE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2024

Computation of Net Capital				
Total Member's Equity			$	1,377,055
Deductions and/or Changes				
Non-Allowable Assets:				
Prepaid Expenses			$	40,391
Receivables from Other Broker-Dealers			$	215,282
Furniture and Equipment			$	1,709
Net Capital Before Haircuts on Securities Positions			$	1,119,673
Haircuts on Securities				
Other Securities			$	2,508
Net Capital			$	1,117,165
Computation of Basic Net Capital Requirements				
Minimum Net Capital Required				
Calculation (6 2/3% of Aggregate Indebtedness)	$	83,237		
Company Requirement	$	100,000		
Net Capital Requirement (Greater of the Above)			$	100,000
Excess Net Capital			$	1,017,165
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Requirement			$	992,310
Computation of Aggregate Indebtedness				
Total Aggregate Indebtedness			$	1,248,555
Percent of Aggregate Indebtedness to Net Capital				111.76%
Net Capital Reconciliation				
Net Capital as per the FOCUS Part IIA			$	1,117,165

There are no material differences from the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2024.

FALCON SQUARE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2024

The Company claims exemption from the requirements of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Section (k)(2)(ii) of the Rule.

FALCON SQUARE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2024

The Company claims exemption from the requirements of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Section (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Falcon Square Capital, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Falcon Square Capital, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 27, 2025

FALCON SQUARE CAPITAL, LLC

Schedule of Assessment and Payments

Year ended December 31, 2024

Assessment for December 31, 2024	$	12,290
Less:		
Payment July 31, 2024		(5,618)
Payment February 26, 2025		(6,672)
Balance due March 3, 2025	$	None

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Falcon Square Capital, LLC.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Falcon Square Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2025

FALCON SQUARE CAPITAL LLC
Exemption Report
Year Ended December 31, 2024

Falcon Square Capital, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2024, pursuant to paragraph k(2)(ii).

Falcon Square Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2024 without exception.

Braxton Wall, Member

2/27/2025

Date